Exhibit 99.1

Agria Corporation Announces Departure of Director

Beijing, China – July 5, 2012 – Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), a China-based agricultural company with operations in seeds in China and internationally and in agri-services, today announced that the two-year service contract of Dr. Kenneth J. DeWoskin, who served as a member of the board of directors and the audit committee of the Company, has expired. Dr. DeWoskin will leave the Company, effective immediately, in order to pursue other interests.

"We thank Kenneth for his time, insights and contributions as a director of the Company and wish him well in his future endeavors," said Guanglin Lai, Chairman of Agria.

Following Dr. DeWoskin’s departure, Agria remains in full compliance with all the relevant rules with respect to audit committee composition and independence, with its audit committee consisting of Wak Kwong Tsang, Sean Shao and Joo Hai-Lee, who have over 60 years of cumulative experience in major accounting firms and have extensive experience working with publicly-listed companies.

About Agria Corporation

Agria Corporation (NYSE: GRO) is a China-based agricultural company with operations in seeds in China and internationally and in agri-services. In China, Agria engages in research and development, production and sale of seed products, including field corn seeds, edible corn seeds and vegetable seeds. Agria owns through Agria Asia a 50.22% equity interest in PGG Wrightson, New Zealand's largest agricultural services company. PGG Wrightson reported turnover of NZ$1.2 billion (US$1.0 billion) for the 12 months ended June 30, 2011. For more information about PGG Wrightson, please visit www.pggwrightson.co.nz. For more information about Agria Corporation, please visit www.agriacorp.com.

Contacts:

In China:	In the U.S.:
John Layburn	David Pasquale
CFO	Senior Vice President
China Tel: 86-10-8438 1031	U.S. Tel: +914-337-1117
john.layburn@agriacorp.com	david.pasquale@agriacorp.com

Safe Harbor Statement:

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.